SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES
EXCHANGE ACT OF 1934
(Amendment No. 3)

T-NETIX, INC.

(Name of Subject Company)

T-NETIX, INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

872597 10 9
(CUSIP Number of Class of Securities)

WAYNE A. JOHNSON II
EXECUTIVE VICE PRESIDENT,
GENERAL COUNSEL AND CORPORATE SECRETARY
T-NETIX, INC.
2155 CHENAULT DRIVE, SUITE 410
CARROLLTON, TEXAS 75006
(972) 241-1535
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

Copy To:

DARREL A. RICE
HAYNES AND BOONE, LLP
901 MAIN STREET, SUITE 3100
DALLAS, TEXAS 75202
(214) 651-5000

☐	Check the box if the filing relates solely to preliminary communications prior to the commencement of a tender offer.

Item 4. The Solicitation or Recommendation
SIGNATURE

Introduction

     This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission on February 3, 2004 by T-NETIX, Inc., a Delaware corporation (the “Company”), as amended by Amendment No. 1 to Schedule 14D-9 filed with the Securities and Exchange Commission on February 23, 2004, and as amended by Amendment No. 2 to Schedule 14D-9 filed with the Securities and Exchange Commission on February 25, 2004 (collectively, the “Statement”), relating to the tender offer by TZ Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of TZ Holdings, Inc., a Delaware corporation, to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company, at a purchase price of $4.60 per share, net to the seller in cash. The terms and conditions of the offer are described in the Offer to Purchase, dated February 3, 2004, a copy of which is filed as Exhibit (a)(1) to the Statement, and the related Letter of Transmittal and the instructions thereto, a copy of which is filed as Exhibit (a)(2) to the Statement. Unless otherwise indicated, all capitalized terms referred to herein shall have the same meaning as set forth in the Statement.

Item 4. The Solicitation or Recommendation

(b) Background of and Reasons for the Offer and the Merger.

Item 4 of the original Statement, as filed on February 3, 2004, is hereby amended and supplemented by adding a new paragraph immediately following the second paragraph under the subsection entitled “Background of and Reasons for the Offer and the Merger,” which paragraph will read in its entirety as follows (this paragraph will replace and supercede the similar paragraph added by Amendment No. 1 to the Statement, as filed on February 23, 2004):

     Early in 2003, the Company was contacted by two of its shareholders regarding their operational, financial, and strategic concerns with the Company. One of these shareholders, an individual, continued to communicate with the Company over the following months, offering various financial projections, operational suggestions and strategic alternatives to the Company. In March 2003, this shareholder sent a letter to the Board outlining his background in finance and long-standing equity position with the Company and requesting that he be considered for an appointment to the Board. In May 2003, this individual communicated his proposal for a leveraged buyout of the Company at a price of $2.00 per share subject to due diligence and the receipt of suitable financing commitments. Under this proposal, this price of $2.00 per share would be offered to all holders of common stock of the Company, who then would choose among all cash, a combination of cash and restricted private stock, or all restricted private stock of a newly-formed acquisition entity. The Board did not consider this proposal because the price was deemed inadequate. Throughout 2003, this shareholder continued to communicate with the Company concerning such proposal, as well as his personal valuation models for the Company’s stock price. Since May 2003, this shareholder has not made any other proposal for a transaction with the Company. The Board ultimately concluded that this individual lacked the experience and access to capital that would be necessary to successfully complete any of the strategic alternatives that he proposed, and the Board did not consider him a qualified buyer for the Company.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

T-NETIX, INC.
	By:	/s/ Richard E. Cree
		Name:	Richard E. Cree
Dated: February 26, 2004		Title:	Chief Executive Officer